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                              July 1, 2022

       Alan Curtis
       Senior Vice President, Chief Financial Officer
       Oceaneering International Inc.
       11911 FM 529
       Houston, Texas 77041

                                                        Re: Oceaneering
International Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-10945

       Dear Mr. Curtis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed February 25, 2022

       General

   1. We note that you provided more expansive disclosure in your 2022 Climate Change
                                                        Report than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your
Climate Change Report.
       Risk Factors, page 15

   2.                                                   We note your disclosure
on page 18 referring to the    increased risk of litigation    if
                                                           increased regulatory
scrutiny    leads to    new safety and environmental laws, regulations,
                                                        guidelines and
enforcement interpretations.    Please tell us how you considered disclosing
                                                        litigation risks
related to climate change outside of this scenario and the potential impact to the company.
 Alan Curtis
FirstName   LastNameAlan    Curtis
Oceaneering   International Inc.
Comapany
July 1, 2022NameOceaneering International Inc.
July 1,2 2022 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

3. We note your disclosure regarding capital expenditures to upgrade your fleet of remotely operated vehicles. Please revise your disclosure to identify and quantify any other material past and/or future capital expenditures for climate-related products. For example, you refer to capital investments required to achieve your emissions reduction goals on page 31 of your Form 10-K. Your response should quantify capital expenditures for climate-related projects for each of the years covered by your Form 10-K and any amounts budgeted for future periods.
4. We note your disclosure on page 18 stating that the regulatory response to and physical effects of climate change have the potential to negatively affect your business in many ways. Please also address the consequences of business trends such as decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.
5. To the extent material discuss the indirect consequences of climate-related regulation or business trends relating to increased competition to develop innovative new products or services that result in lower emissions.
6. We note your disclosure on page 18 regarding the potential physical effects of climate change. Please tell us how your disclosure addresses the following:
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         As applicable, your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
7. You note on page 9 that compliance with federal, state and local provisions regulating the discharge of materials into the environment or relating to the protection of the environment has not had a material impact on your capital expenditures, earnings, or competitive position, but there can be no assurance that you will not incur significant environmental compliance costs in the future. Please tell us about and quantify compliance cost related to climate change that you have incurred during the periods covered by your Form 10-K and amounts expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
         Include quantitative information for the last three fiscal years and amounts budgeted for future periods in your response.
 Alan Curtis
Oceaneering International Inc.
July 1, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.



                                                          Sincerely,
FirstName LastNameAlan Curtis
                                                          Division of
Corporation Finance
Comapany NameOceaneering International Inc.
                                                          Office of Energy &
Transportation
July 1, 2022 Page 3
cc:       Carina Antweil
FirstName LastName